FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the 2009 Annual General Meeting of Cosan Limited held on December 14, 2009

Item 1.

MINUTES of the 2009 Annual General Meeting of Cosan Limited (the “Company”) held via conference call with the Chairman of the Board at the Company’s offices at Avenida Juscelino Kubitchek, 1726, 6th floor, Sao Paulo, on December 14th , 2009 at 10:00 am (the “Meeting”).

Present:        The majority of Shareholders of the Company.

1.	Chairman

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.	Notice & Quorum

The Chairman read the notice convening the 2009 Annual General Meeting and confirmed that notice had been given to all of the Shareholders and their alternates in accordance with the bye-laws  and that a quorum was present.

3.	Results and Financial Statements for the 2009 Fiscal Year

The results and financial statements for the Company’s 2009 fiscal year, which was closed as of 31st March 2009, were presented to the Meeting.

It was RESOLVED that the financial statements for the 2009 fiscal year be and are hereby approved.

4.	Independent Auditors

It was RESOLVED that the current Independent Auditors, Ernst & Young Auditores Independentes, should be maintained as the Company’s Independent Auditors.

5.	Election of the Class II Directors

The Chairman presented a List of Directors whose mandates expired on the present 2009 Annual General Meeting.

This list included Marcus Vinicios Pratini de Moraes, Marcos Marinho Lutz, and Marcelo de Souza Scarcela Portela, all Class II Directors. The Chairman recommended that the three Directors were re-elected for a new three-year mandate, according to the company’s By-Laws.

It was RESOLVED by the shareholders that the Class II Directors were re-elected for a new three year mandate, pursuant to bye-law 23.5 of the Company’s bye-laws, being the Directors re-elected for a new mandate which will end up the 2012 Annual General Meeting.

Being for this election, the Board of Directors of the Company is structured as listed below:

Class I Directors elected on the 2008 Annual General Meeting with mandates until the 2011 Annual General Meeting:
Mailson Ferreira da Nobrega
Jose Alexandre Scheinkman
George E. Pataki

Class II Directors elected on the 2009 Annual General Meeting with mandates until the 2012 Annual General Meeting:
Marcus Vinicios Pratini de Moraes
Marcos Marinho Lutz
Marcelo de Souza Scarcela Portela

Class III Directors with mandates until the 2010 Annual General Meeting according to bye-law 23.6 of the Company’s bye-laws:
Rubens Ometto Silveira Mello
Pedro Isamu Mizutani
Marcelo Eduardo Martins
Helio França

6.	Close

There being no further business, the proceedings then concluded.

Rubens Ometto Silveira Mello
_________________________
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 15, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer